Filed Pursuant to Rule 433
Registration No: 333-134553

Double Conditional Range Note
(“3-Month GBP/USD and USD/CAD Range Note”)	Preliminary Terms and Conditions
100% Principal-Protected	April 26, 2007
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the GBP/USD spot exchange rate (the GBP Reference Exchange Rate) and the trading range of the USD/CAD spot exchange rate (the CAD Reference Exchange Rate).  The investor will receive a return of [1.875%] on the Maturity Date (equivalent to a non-compounded [7.50%] per annum return) if both the GBP Reference Exchange Rate as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (the Continuously Observed GBP Rate) trades strictly within the GBP Reference Range and the CAD Reference Exchange Rate as observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed CAD Rate) trades strictly within the CAD Reference Range, in each case at all times from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period).  If the Continuously Observed GBP Rate trades outside the GBP Reference Range (or equal to either of the GBP Reference Range boundaries) or the Continuously Observed CAD Rate trades outside the CAD Reference Range (or equal to either of the CAD Reference Range boundaries) at any time during the Observation Period, then the investor would receive zero return on the notes.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Issue Size	US$[TBD]
Issue Price	100%
Principal Protection	100%
Trade Date	TBD
Issue Date	Trade Date + [4] Business Days
Start Date	Trade Date
End Date	Maturity Date - [4] Valuation Business Days
Maturity Date	Issue Date + [3] Months
Reference Currencies	Pound Sterling (GBP) and Canadian Dollar (CAD)
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

[1.875%]

if, at all times during the Observation Period, (a) the Continuously Observed GBP Rate trades strictly within the GBP Reference Range AND (b) the Continuously Observed CAD Rate trades strictly within the CAD Reference Range;

OR
0%

if, at any time during the Observation Period, EITHER (a) the Continuously Observed GBP Rate trades outside the GBP Reference Range (or equal to either the GBP Range Lower Boundary or the GBP Range Upper Boundary) AND/OR (b) the Continuously Observed CAD Rate trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or the CAD Range Upper Boundary).

Observation Period	The period from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.
GBP Reference Exchange Rate	The spot exchange rate for the Pound Sterling quoted against the U.S. dollar expressed as the number of USD per 1 GBP.
Continuously Observed GBP Rate

At any time on any day during the Observation Period, the most recent traded GBP Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

GBP Reference Range	From (but excluding) the GBP Range Lower Boundary to (but excluding) the GBP Range Upper Boundary.
GBP Initial Fixing (GIF)	The GBP Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (GIF on April 25, 2007, would have been equal to 2.0024)
GBP Range Lower Boundary	GIF - [0.0850] (Range Lower Boundary on April 25, 2007, would have been equal to 1.9174)
GBP Range Upper Boundary	GIF + [0.0750] (Range Upper Boundary on April 25, 2007, would have been equal to 2.0774)
CAD Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as the number of CAD per 1 USD.
Continuously Observed CAD Rate

At any time on any day during the Observation Period, the most recent traded CAD Reference Exchange Rate observed on the continuous trading Reuters DealingLink Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

CAD Reference Range	From (but excluding) the CAD Range Lower Boundary to (but excluding) the CAD Range Upper Boundary.
CAD Initial Fixing (CIF)	The CAD Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (CIF on April 25, 2007, would have been equal to 1.1190)
CAD Range Lower Boundary	CIF - [0.0475] (Range Lower Boundary on April 25, 2007, would have been equal to 1.0715)
CAD Range Upper Boundary	CIF + [0.0475] (Range Upper Boundary on April 25, 2007,, would have been equal to 1.1665)

Business Day	New York
Business Day Convention	Following
Disruption Event

If a Disruption Event occurs with respect to a Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which either the Continuously Observed GBP Rate first trades outside the GBP Reference Range (or equal to either the GBP Range Lower Boundary or GBP Range Upper Boundary) or the Continuously Observed CAD Rate first trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or CAD Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed GBP Rate or Continuously Observed CAD Rate, as applicable, for the affected Reference Currency for each such day will be a single daily GBP Reference Exchange Rate or CAD Reference Exchange Rate, as applicable, determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or
	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates
Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event occurs with respect to a Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed GBP Rate first trades outside the GBP Reference Range (or equal to either the GBP Range Lower Boundary or GBP Range Upper Boundary) or the Continuously Observed CAD Rate first trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or CAD Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed GBP Rate or the Continuously Observed CAD Rate, as applicable, for the affected Reference Currency for each such day will be the single daily GBP Reference Exchange Rate or CAD Reference Exchange Rate, as applicable, determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, (a) with respect to GBP, the Continuously Observed GBP Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed GBP Rate, on the EBS Spot Dealing System; and (b) with respect to CAD, the Continuously Observed CAD Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed CAD Rate, on the Reuters DealingLink Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the GBP Reference Exchange Rate or CAD Reference Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the GBP Reference Exchange Rate or CAD Reference Exchange Rate, as applicable, in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the GBP Reference Exchange Rate or the CAD Reference Exchange Rate, as

applicable, being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the GBP Reference Exchange Rate or the CAD Reference Exchange Rate, as applicable, in accordance with the Settlement Rate Option on such day.

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	GBP	1FED	New York
	CAD	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP:	TBD
	ISIN:	TBD
Settlement System	DTC
Listing	Not Applicable
Denominations	US$ 1,000 and whole multiples of US$ 1,000
Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the spot exchange rates for GBP/USD, expressed as the amount of USD per one GBP, and for USD/CAD, expressed as the amount of CAD per one USD, at the end of each week in the period from the week ending April 18, 2004 to the week ending April 22, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on the GBP/USD and USD/CAD spot exchange rates are not necessarily indicative of the future performance of the GBP/USD or USD/CAD spot exchange rates or what the value of the notes may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual GBP/USD trades observed on the continuous trading EBS Spot Dealing System (the Continuously Observed GBP Rate) and individual

USD/CAD trades observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed CAD Rate) falling strictly within the GBP Reference Range and CAD Reference Range, respectively, during the Observation Period.  Individual GBP/USD and USD/CAD trades over the course of time will vary higher and lower than the weekly exchange rates shown in the respective following charts. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment examples for this note show scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical trading ranges for the Continuously Observed GBP Rate and Continuously Observed CAD Rate during a hypothetical Observation Period.  The following examples also assume a hypothetical GBP Initial Fixing of 2.0024 and a hypothetical CAD Initial Fixing of 1.1171, and based on these values, a hypothetical (a) GBP Reference Range from (but excluding) a GBP Range Lower Boundary of 1.9174 (equal to the hypothetical GBP Initial Fixing - 0.0850) to (but excluding) a GBP Range Upper Boundary of 2.0774 (equal to the hypothetical GBP Initial Fixing + 0.0750), a total range width of 0.1600; and (b) CAD Reference Range from (but excluding) a CAD Range Lower Boundary of 1.0715 (equal to the hypothetical CAD Initial Fixing - 0.0475) to (but excluding) a CAD Range Upper Boundary of 1.1665 (equal to the hypothetical CAD Initial Fixing + 0.0475), a total range width of 0.0950. The following payment examples also assume that the Additional Amount payable on the Maturity Date (provided that the Continuously Observed GBP Rate has traded strictly within the GBP Reference Range and that the Continuously Observed CAD Rate has traded strictly within the CAD Reference Range during the Observation Period) is set at 1.875% times the principal amount of the notes.

The hypothetical GBP Initial Fixing and CAD Initial Fixing (and the resulting GBP Reference Range and CAD Reference Range), as well as the trading ranges for the Continuously Observed GBP Rate and the Continuously Observed CAD Rate, have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for GBP/USD or USD/CAD exchange rates, and should not be taken as indicative of the future performance of the Continuously Observed GBP Rate or the Continuously Observed CAD Rate.  The actual GBP Initial Fixing and CAD Initial Fixing will be determined on the Start Date in accordance with the Settlement Rate Option, and the actual GBP Reference Range and CAD Reference Range will be determined on the Start Date based on those values.

If the Continuously Observed GBP Rate were to trade strictly between (and not equal to) 1.9174 and 2.0774 and the Continuously Observed CAD Rate were to trade strictly between (and not equal to) 1.0715 and 1.1665 at all times during the Observation Period, the investor would receive on the Maturity Date a Redemption Amount equal to 101.875% of the principal amount of notes held by that investor (a return of 1.875%).  However, if either the Continuously Observed GBP Rate were to trade outside the GBP Reference Range (or equal to the GBP Range Lower Boundary or GBP Range Upper Boundary) or the Continuously Observed CAD Rate were to trade outside the CAD Reference Range (or equal to the CAD Range Lower Boundary or CAD Range Upper Boundary) at any time during the Observation Period, the Additional Amount would be zero, even if the other Reference Currency remained strictly within its Reference Range.

For example, if the Continuously Observed GBP Rate were to trade between 1.8900 and 2.0200, or between 1.9500  and 2.0900, or if the Continuously Observed CAD Rate were to trade between 1.0500 and 1.1200, or between 1.0900 and 1.1800, during the Observation Period (i.e., at some point during the Observation Period either the Continuously Observed GBP Rate trades at or below the applicable GBP Range Lower Boundary or at or above the applicable GBP Range Upper Boundary or the Continuously Observed CAD Rate trades at or below the applicable CAD Range Lower Boundary or at or above the applicable CAD Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.